Management’s Discussion and Analysis

September 30, 2008

This Management’s Discussion and Analysis (MD&A) is dated November 26, 2008, and should be read in conjunction with the unaudited financial statements for the quarter ended September 30, 2008. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The company has developed innovative hydrocarbon and oil and water separation technologies.

The company specializes in heavy oil upgrading, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal separator, a unique process for multi-stage separation of immiscible phases with different densities. The Crystal separators designed for marine use (Crystal Sea) are the newest generation of our existing Crystal technology for bilge water separation.

The Company currently has 11 full time employees and 3 full time contracted consultants located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates a heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients testing.

Genoil’s sales and marketing operations are run through a network of commissioned technical sales agents worldwide.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

Genoil has both a US and a Canadian patent for its GHU® process. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Crystal Oil and Water Separators

Genoil’s Crystal oil and water separator is a compact unit that is able to handle small volumes (from 2 GPM to 20 GPM) using a compartmental process.

Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah. The Crystal separators designed for marine use (Crystal Sea) are the newest generation of our existing Crystal technology. They are state-of-the-art bilge separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49) in 2007, which requires bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters. Subsequently, our bilge oily-water separators have been certified by the American Bureau of Shipping (ABS).

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard. The Crystal Separator is suitable for a wide range of applications, including not only bilge water separation for sea-going vessels but also off-shore oil platforms, wastewater treatment plants, refineries and gasoline service stations.

With all new 2007 built ships required to have bilge water cleaners that meet the higher international pollution standards and all ships built prior to 2007 having to meet those standards by 2009, there is a tremendous opportunity for Genoil to penetrate this market. Genoil is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

BUSINESS PROSPECTS

The Company does not expect to generate significant revenue or cash flow from its technologies or services in the fourth quarter of 2008, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $61 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s GHU® represents the next key phase in the Company’s growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

ACTIVITIES

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (FEED study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (Hydrogen, power, steam, etc.) upgrading facility.

Oily-water separation technologies

In August 2008, Genoil signed a Memorandum of Understanding with OCM Tasimacilik Lojistik Madencilik Ticaret Ve Sanayi A.S. ("OCM"), one of the largest conglomerates in Turkey, to jointly develop oil water separation projects. This MOU establishes that OCM will assist Genoil in marketing efforts in different countries where they have exposure, such as in Russia, the former Soviet Republics, the Middle East and Africa.

Genoil is looking into manufacturing the oily water separators in Romania or Asia at a significantly lower cost. This allowed the Company to reduce its listing prices, a move that was received positively by potential customers.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. The new notes have a face value of $1,227,356, a term of one year, carry interest at 12% and are convertible into common shares at $0.27. The notes have 1,136,442 warrants attached that have an exercise price of $0.41 and a term of one year.

OVERALL PERFORMANCE

As the Company has no significant sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended September 30, 2008 and the seven preceding quarters:

	2006-Q4	2007-Q1	2007-Q2	2007-Q3	2007-Q4	2008-Q1	2008-Q2	2008-Q3

Working capital (deficiency)	(92,638)	(1,185,888)	2,733	(630,875)	(2,188,244)	(1,578,687)	2,861,951	(1,145,591)

Long term debt	2,157,505	2,222,230	2,231,225	2,293,807	138,611	142,758	146,905	151,052

Total assets	6,481,575	5,436,438	6,513,147	5,428,009	5,239,657	5,102,569	5,300,680	5,324,045

Accumulated deficit	43,779,493	45,608,907	49,924,544	51,934,068	55,122,053	58,585,694	59,719,412	61,727,950

Cash used in operations	1,401,244	1,226,047	1,102,765	1,315,226	1,056,532	1,192,578	1,247,897	816,004

SELECTED EXPENSES

	2006-Q4	2007-Q1	2007-Q2	2007-Q3	2007-Q4	2008-Q1	2008-Q2	2008-Q3

Human resources	778,675	591,757	673,864	651,865	530,241	562,335	474,263	339,713

Business development	278,995	280,555	259,671	112,410	175,697	201,833	128,670	262,807

Professional fees	346,163	114,836	116,980	88,311	301,473	117,051	196,121	7,652

Stock-based compensation	1,683,039	1,446	349,850	2,434,987	468,433	2,106,373	(409,600)	987,291

In order to reduce it cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs.

Business development consists mainly of travel expenses to China and the Middle East. Professional fees are seasonal due to audit fees being incurred at the end of the year. LIQUIDITY

The Company used $816,004 cash in its operations during the quarter.

On March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of 5 years.

At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears interest at 12% and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately.

During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on its CEO to infuse further funding to support its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS $7,050 in interest was accrued on the line of credit from the CEO. See “Liquidity” above for details of funding arrangements made with the Chairman and CEO of the Company.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The impact of the transition on the Company’s consolidated financial statements has yet to be determined.

FINANCIAL INSTRUMENTS

The Company adopted the requirements of S3855 during the 2007. Pursuant to this section, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held-for-trading and available-for-sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. All derivative instruments of the Company, including those embedded in other financial instruments, are recorded at fair value and classified as held for trading.

On adopting Section 3855, the Company classified cash and equivalents as “held for trading” and receivables as “loans and receivables”. Accounts payable and accrued liabilities, due to related parties and convertible notes are classified as “other financial liabilities”. Adoption of this new standard did not have an impact on the Company’s consolidated financial statements.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on September 30, 2008:

Number
Shares outstanding	262,283,150
Issuable under:
Options	36,337,500
Warrants	9,057,882
Convertible notes	2,332,895

310,011,427

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the year ended December 31, 2007 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters. Management corrected any errors prior to the release of the Company's December 31, 2007 consolidated financial statements.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody LLP, the Company’s independent registered public accounting firm.

Remediation to Address Material Weakness

In future the company will engage an independent accounting firm to provide the required expertise on complex accounting matters.

Changes in Internal Control over Financial Reporting

No significant changes were made.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At September 30, 2008, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.